

March 4, 2011

Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, California 92705

> **Re:** **Collectors Universe, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 8, 2010**
> **File No. 1-34240**

Dear Mr. Wallace:

We have reviewed your response dated February 18, 2011 to our letter dated February 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 29

Goodwill, page 32

1.   We reviewed your response to comment three in our letter dated February 7, 2011. With a view toward providing information for investors to better assess the probability of a future goodwill impairment charge in the Expos reporting unit, please expand your critical accounting policy disclosure in future filings to include: (i) a description of each key assumption used in estimating fair value of the reporting unit and how the key assumptions were determined; (ii) a discussion of the degree of uncertainty associated with key assumptions; and (iii) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key

assumptions. Please show us what the revisions to your disclosure would look like. If you believe that additional disclosure is not meaningful to investors, please advise in detail. In addition, please disclose that the fair value of the CoinFacts and CCE reporting units are substantially in excess of carrying value or provide disclosure similar to your disclosure related to the Expos reporting unit.

Financial Statements, page 50

Note 3. Discontinued Operations, page 62

2.   We reviewed your response to comment four in our letter dated February 7, 2011. Please provide us further support for your conclusion that the results of operations of CFC should not be presented as discontinued operations. We believe the proper presentation in this case turns on whether CFC is a component of your business as defined in ASC 205-20-20. Please be sure to address this point in your response.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Lilyanna Peyser, Staff Attorney, at 202-551-3414 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief